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                                                   Commission File No. 001-15991

                                 FORM 8-A/A-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             AirTran Holdings, Inc.
             (Exact name of registrant as specified in its charter)

               Nevada                                    58-2189551
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

9955 AirTran Boulevard, Orlando, Florida                    32827
(Address of principal executive offices)                 (Zip Code)

                            ________________________

Securities to be registered pursuant to Section 12(b) of the Act:


             Title of each class              Name of each exchange on which
             to so be registered              each class is to be registered

        Common Stock, $.001 par value             New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

     Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered

     The authorized Capital Stock of AirTran Holdings, Inc. (the "Company") consists of 1,000,000,000 shares of common stock, $.001 par value per share (the "Common Stock") and 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). As of June 27, 2001, 68,136,822 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

     Holders of the Common Stock of the Company are entitled to cast one vote per share on all matters submitted to a vote of stockholders. Holders of the Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of the Preferred Stock. Holders of the Common Stock will share in an equal amount per share in any dividend declared by the Board of Directors, subject to any preferential rights of any of the Company's outstanding Preferred Stock. On the Company's liquidation, dissolution or winding up, after payment in full of any amounts the Company must pay to creditors and any holders of any Preferred Stock, all of the holders of the Common Stock are entitled to share ratably in any assets available for distribution to the holders of the Common Stock. No shares of the Company's Common Stock are subject to redemption or have preemptive rights to purchase additional shares of the Common Stock.

     As of the date of this Registration Statement, no share of Preferred Stock are outstanding. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series. The issuance of Preferred Stock could, among other things, adversely affect the voting power or other rights of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the Company.

     The Company has a staggered Board of Directors, pursuant to which directors in one of three classes are elected every three years for three-year terms. A staggered Board of Directors may make it less desirable for a third party to acquire control of the Company as it may take more than one year for the third party to effect a change of control by replacing the Company's Board of Directors.

     Under the Nevada Revised Statutes and the Company's Articles of Incorporation, any action required or permitted to be taken at a meeting of the Company's stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action. The Company's Bylaws provide that special meetings of stockholders may be called at any time by either a majority of the Company's Board of Directors or by stockholders holding not less than 25% of the voting power.

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     The Nevada Revised Statutes require that any amendment to the provisions of the Company's Articles of Incorporation must be approved by the holders of at least a majority of the outstanding Common Stock. The Company's Bylaws provide that the Board of Directors may amend the Company's Bylaws.

Item 2.    Exhibits

     Not applicable.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         AIRTRAN HOLDINGS, INC.
Date:  August 10, 2001

                                         By: /s/Richard P. Magurno
                                            ----------------------
                                         Name: Richard P. Magurno
                                         Title: Senior Vice President, General
                                                Counsel and Secretary